Exhibit 99.3

NICE Accelerates Time-to-Value for Businesses Globally with New Robotic
Process Automation Offer

New commitment-free ‘try and buy’ model allows businesses to swiftly adopt or expand unattended automation and simplify the purchasing decision process

Hoboken, N.J., November 5, 2020 – Organizations globally have been impacted by dynamic changes in recent months and are in critical need of efficiencies in delivering the service their customers demand at the rapid pace and excellent quality they expect. To answer this need, NICE (Nasdaq: NICE) today announced a new commercial offer, named ‘The Easiest Decision You’ll Make This Year’, providing unattended RPA robots at no cost or commitment for a two-year period, to help organizations quickly power their business with the benefits RPA offers. Its strong financial standing and innovation-driven portfolio place NICE in a unique position to bring this commercial RPA offer to market. This opportunity allows organizations to quickly adopt or expand process automations across their business to improve efficiencies, increase productivity, and drive service excellence even with a remote workforce and while keeping the cost of ownership low. Click here to learn more.

The advantages offered by RPA to the bottom line are widely accepted around the world. In today's post-pandemic environment where organizations are struggling to address business-critical operational and service-related challenges, RPA offers a lifeline that enables organizations to overcome them. Fabrizio Biscotti, Research Vice President at Gartner confirms this in his report, “Forecast Analysis: Robotic Process Automation, Worldwide.” In a press release discussing the report, he stated “The key driver for RPA projects is their ability to improve process quality, speed and productivity, each of which is increasingly important as organizations try to meet the demands of cost reduction during COVID-19. Enterprises can quickly make headway on their digital optimization initiatives by investing in RPA software, and the trend isn’t going away anytime soon.”

The new commercial offer by NICE provides unattended robots at no charge or commitment for a period of two years. Organizations can choose to continue for a third year at a significant discount on robot pricing. By removing license costs from the equation, businesses can easily take the decision to adopt RPA now or scale automation across more areas of the business, gaining the benefits at a low total cost of ownership (TCO).

Barry Cooper, NICE Enterprise Group President, said, "This is a time when organizations are most in need of efficiency and ensuring service excellence not just because their business requires it but because their customers need it. Our strong financial position enables us to help businesses with their digital optimization initiatives and keep their operations on track during these challenging times. With this offer, organizations can power their business to provide better, faster service even as employees work remotely - without the risk or high costs.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.